April 14, 2017

John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, DC 20549-4631

Re:	Your Letter Dated March 9, 2016 Regarding

Jacobs Engineering Group Inc. (File No. 1-7463)

Form 10-K for the Year Ended September 30, 2016

Filed November 22, 2016

Definitive Proxy Statement on Schedule 14A

Filed December 9, 2016

Form 10-Q for the Period Ended December 30, 2016

Filed February 8, 2017

Dear Mr. Cash:

Thank you for your letter of March 9. I assure you that Jacobs Engineering Group Inc. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. We appreciate the Staff’s comments as well as the opportunity this process provides to improve the content of our public filings.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the above referenced filings, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We provide the following responses to the Staff’s comments. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in your letter. The Staff’s comments are presented first in italicized text with our responses immediately following.

Form 10-K for the Year Ended September 30, 2016

Management Discussion and Analysis of Financial Condition and Results…, page 36

Critical Accounting Policies and Estimates, page 36

Testing Goodwill for Possible Impairment, page 38

1. With reference to ASC 350-20-35-33 through 38, please expand your disclosures to indicate how you determined that your operating segments were your reporting units.

Jacobs Engineering Group Inc.	Jacobs Engineering Group Inc.
1999 Bryan Street, Suite 1200
Dallas, TX 75201
(214) 583-8500

United States Securities and Exchange Commission

April 14, 2017

RESPONSE:

During the second quarter of fiscal 2016, we reorganized our operations around four global lines of business, which also serve as our operating segments: Petroleum & Chemicals, Buildings & Infrastructure, Aerospace & Technology, and Industrial. Our Chief Executive Officer, who is also our Chief Operating Decision Maker (“CODM”), determined that this new organization would better support the needs of managing each unique set of customers that fall within each segment. As a result of the new organization, we subsequently realigned our internal reporting structures to enable our CODM to evaluate the performance of each of these segments and make appropriate resource allocations among each of the segments. Applying the guidance in ASC 280-10-50, the Company determined that its four lines of business were its operating segments. In conjunction with this analysis, the Company also determined that its operating segments were also its reporting units for purposes of its annual goodwill impairment analysis in accordance with ASC 350-20-35. For each of its operating segments, the Company first evaluated if any components of the operating segments, which are organized either by geographies or markets, could be considered separate reporting units based on the following criteria:

1)	Whether the component constitutes a business – Following the guidance of ASC 805-10-55-4 and 805-10-55-5, the Company evaluated whether each of the identifiable components contains inputs and processes that create outputs necessary to provide a return in the form of dividends, lower costs or other economic benefits. Each of the identifiable components contains employees, fixed assets, and intellectual property (inputs); operational processes and integrated systems for delivering services (processes); and project services, process, scientific and consulting services, construction services, and operations and maintenance services (outputs).

2)	Whether discrete financial information is available for the component – Following the guidance of ASC 350-20-55-4 and ASC 280-10, the Company determined that it maintained sufficient discrete financial information for the identifiable components of each operating segment. A profit and loss statement is available for all of identifiable components.

3)	Whether segment management regularly reviews the operating results of that component – Following the guidance of ASC 350-20 with respect to the regular review of the operating results of the identifiable components, the Company determined that the line of business presidents regularly review these component results as part of their management of the respective operating segments.

Based on the evaluation of the criteria above, the Company determined that the identifiable components within each operating segment met the criteria above.

The Company then evaluated if these components should be aggregated into a single reporting unit in accordance with ASC 350-20-35 considering the direct and indirect factors described in ASC 280-10-50-11. After considering the factors, we concluded that the components of our operating segments are economically similar, and deemed it appropriate to aggregate the components of each operating segment into a single reporting unit, resulting in four reporting units aligning with our four operating segments. Also, this structure aligns with the Company’s internal management reporting and management’s oversight of operations.

Jacobs Engineering Group Inc.

United States Securities and Exchange Commission

April 14, 2017

As requested in the Staff’s comment, we will expand our disclosures in future annual filings to provide further clarification on how the Company’s operating segments were determined to be its reporting units. For illustrative purposes, the following is an example of the modified disclosure using our fiscal year 2016 Form 10-K section “Testing Goodwill for Possible Impairment” on page 38. Our changes are underlined below:

During the second quarter of fiscal 2016, we reorganized our operations around four global lines of business, which also serve as our operating segments: Petroleum & Chemicals, Buildings & Infrastructure, Aerospace & Technology, and Industrial. We determined that this new organization would better support the needs of managing each unique set of customers that fall within each segment. As a result of the new organization, we subsequently realigned our internal reporting structures to enable our Chief Executive Officer, who is also our Chief Operating Decision Maker, to evaluate the performance of each of these segments and make appropriate resource allocations among each of the segments. For purposes of our goodwill impairment testing, we have determined that our operating segments are also our reporting units based on management’s conclusion that the components comprising each of our operating segments share similar economic characteristics and meet the aggregation criteria in accordance with ASC 350.

2.     Please disclose the percentage by which the fair value of your reporting units exceeded their carrying values as of the date of the most recent test or state that fair value substantially exceeds carrying value. To the extent that any of your reporting units have estimated fair values that were not substantially in excess of its carrying values, and to the extent that goodwill for these reporting units, individually or in the aggregate, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

RESPONSE:

In response to the Staff’s comment, please see the below references in our 2016 Form 10-K where we made disclosures concerning the percentage by which the fair value of our reporting units exceeded their carrying values as of the date of the most recent test or stated that the fair value substantially exceeded the carrying value (highlighted in bold):

Page 38-39 of Item 7. MD&A - Critical Accounting Policies and Estimates - Testing Goodwill for Possible Impairment:

5th paragraph: “We used both an income approach and a market approach to test our goodwill for possible impairment. Such approaches require us to make estimates and judgments. Under the income approach, fair value is determined by using the discounted cash flows of our reporting units. The Company’s discount rate reflects a weighted average cost of capital (“WACC”) for a peer group of companies representative of the Company’s respective reporting units. Under the market approach, the fair value of our reporting units is determined by reference to guideline companies that are reasonably comparable to our reporting units; the fair values are estimated based on the valuation multiples of the invested capital associated with the guideline companies. In assessing whether there is an indication that

Jacobs Engineering Group Inc.

United States Securities and Exchange Commission

April 14, 2017

the carrying value of goodwill has been impaired, we utilize the results of both valuation techniques and consider the range of fair values indicated. The fair values for each reporting unit exceeded the respective book values ranging from 28% to 90%.”

8th paragraph: “We have determined that the fair value of our reporting units substantially exceeded their respective carrying values for the Balance Sheets presented.”

Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 2 - Significant Accounting Policies:

Pages F-9 to F-10 – Fair Value Measurements – 2nd paragraph: “The Fair Value of the Company’s reporting units (used for purposes of determining whether there is an indication of possible impairment of the carrying value of goodwill) is determined using both an income approach and a market approach. Both approaches require us to make certain estimates and judgments. Under the income approach, Fair Value is determined by using the discounted cash flows of our reporting units. Under the market approach, the Fair Values of our reporting units are determined by reference to guideline companies that are reasonably comparable to our reporting units; the Fair Values are estimated based on the valuation multiples of the invested capital associated with the guideline companies. In assessing whether there is an indication that the carrying value of goodwill has been impaired, we utilize the results of both valuation techniques and consider the range of Fair Values indicated. The range of values (both ends of the range) for each reporting unit exceeded the respective book values by over 28% to 90%.”

Page F-11 – Goodwill and Other Intangible Assets – 5th paragraph: “We have determined that the fair value of our reporting units substantially exceeded their respective carrying values for the Consolidated Balance Sheets presented.”

In future annual filings, we will modify relevant disclosures to be consistent with our other disclosures shown above. In the event that the fair values of our reporting units are not substantially in excess of their carrying value in the future, we will disclose the additional information noted in the Staff’s comment.

Results of Operations, page 41

3.    Please expand your discussion of segment operating results to provide more insight into the underlying reasons for changes in revenues and operating profit. Specifically, please discuss revenue changes in your markets underlying each segment and the related impact those changes had on your segment operating profit. For example, within your discussion of Petroleum & Chemicals’ operating results please quantify changes in your Oil & Gas and Refining market revenues as well as the related impact on operating profit. Also, within your Aerospace & Technology segment quantify the decrease in Government Services revenue as well as the related impact on operating profit.

RESPONSE:

In response to the Staff’s comment, we will expand the discussion of our segment operating results in future filings as appropriate to provide more insight into the underlying reasons and context for changes in revenues and operating profit.

Jacobs Engineering Group Inc.

United States Securities and Exchange Commission

April 14, 2017

For illustrative purposes, the following are examples of the modified disclosure that we would have included in response to the Staff’s comment in our Form 10-K for fiscal year 2016 for our Petroleum & Chemicals and Aerospace & Technology segments (see modified disclosure language underlined below). Similar disclosure will be included as appropriate in future filings with respect to our other segments:

Petroleum & Chemicals

	2016	2015	2014
Revenue	$3,259,499	$4,214,129	$4,727,116
Operating Profit	126,604	138,351	162,462

Petroleum & Chemicals revenues for the year ended September 30, 2016 decreased $954.6 million, or 22.7%, to $3.3 billion from $4.2 billion in fiscal 2015. Petroleum & Chemicals revenues for the year ended October 2, 2015 decreased $513.0 million, or 10.9%, to $4.2 billion from $4.7 billion in fiscal 2014. The decrease in both comparable annual periods was primarily due to lower business volume in the Oil & Gas market and to a lesser extent, the Refining market, particularly in the Middle East and North America, as weak oil prices have significantly impacted client capital spending and delayed the pace of new contract awards. The decline in revenues from clients in the Oil & Gas and Refining markets for the comparable periods ended 2016 and 2015 was approximately $814 million and $232 million, respectively.

Operating profit for the year ended September 30, 2016 decreased $11.7 million, or 8.5%, to $126.6 million from $138.4 million in fiscal 2015. The decrease in operating profit was due mainly to the impact of lower volume on the Oil & Gas and Refining market sector revenues as described above. These declines were offset in part by significant savings from restructuring efforts and LOB structure efficiencies as our continued strong focus on cost reductions has partially mitigated the volume reduction impacts on operating profit. As a result, operating margin for the year ended September 30, 2016 increased to 3.9% from 3.3% in fiscal 2015.

Aerospace & Technology

	2016	2015	2014
Revenue	$2,657,433	$2,924,753	$2,306,453
Operating Profit	203,808	205,368	139,684

Aerospace & Technology revenues for the fiscal year ended September 30, 2016 decreased $267.3 million, or 9.1%, to $2.7 billion from $2.9 billion in fiscal 2015. The decrease was due mainly to the impact of certain of our U.S. government customers’ shift to a small-business preference in contract awards of approximately $281 million, offset slightly by stronger revenues in our U.K. nuclear and defense markets of approximately $14 million.

Operating profit for the year ended September 30, 2016 decreased $1.6 million, or 0.8% to $203.8 million from $205.4 million in fiscal 2015. The slight decrease in operating profit was due mainly to the U.S. government customer shifts in fiscal 2016 described above but was mostly mitigated by improving our performance on fixed price contracts, which increased operating profit by $14.5 million over the comparable prior year period.

Jacobs Engineering Group Inc.

United States Securities and Exchange Commission

April 14, 2017

Financial Statements

5. Restructuring Charges, page F-22

4.    Please expand your disclosures to discuss the expected completion date of your 2015 Restructuring. Also, for each major type of cost associated with your restructuring activities, please disclose the total amount expected to be incurred, the amount incurred in the period and the cumulative amount incurred to date as required by ASC 420-10-50-1.a and 1.b. Please also expand your disclosures here or within MD&A to indicate whether the actual results of your 2015 Restructuring were in line with management´s expectations when the 2015 Restructuring activities were initiated. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

RESPONSE:

In response to the Staff’s comment, we note that in fiscal 2015, the Company began implementing a series of initiatives intended to identify opportunities to improve operational efficiency, reduce costs and better position the Company to drive growth. These activities have included certain involuntary separation activities and leasehold terminations, although as indicated in the footnotes to the financial statements in our Form 10-K for fiscal 2016, the Company has not exited any service types or client end markets in connection with these initiatives to date. We refer to these initiatives, in the aggregate, as the “2015 Restructuring” in our public filings, although, as explained below, these initiatives evolved over time and did not constitute a detailed and defined restructuring program at the outset. Rather, these initiatives were originally intended to address the downturn in the global commodities market, but expanded over time to encompass a broader range of operations as challenges began to develop across other markets the Company served. Additionally, the Company’s realignment of its operations into its four global lines of businesses during the second quarter of fiscal 2016 enabled the respective management teams to identify further organizational improvement and synergy opportunities as those new structures were being implemented and to address prolonged market challenges. Accordingly, the cost-saving initiatives were further modified and augmented during 2016. As a result, management’s expectations and the related restructuring charges taken have continued to evolve during the period of these activities. Further, at the time the 2015 Restructuring activities were initiated, management had not determined a comprehensive estimate of the total amount of costs expected to be incurred in connection with the 2015 Restructuring activities that would have taken into account the expanded scope of these activities throughout 2016. Consequently, there was no such benchmark against which to compare actual results as the initiatives were implemented.

However, as the 2015 Restructuring activities evolved, the Company periodically disclosed updated ranges of projected costs and projected cost savings in its earnings webcasts beginning with the third quarter of fiscal 2015. Disclosure regarding costs actually incurred in each period was also included in our annual and quarterly reports. Most recently, the Company disclosed in Note 5, Restructuring Charges in the footnotes to the financial statements included in our Form 10-K for fiscal 2016 information on the 2015 Restructuring including total charges, total payments and charges by segment for the period as well as the total liability as of the beginning and the end of the period. Similar information was also provided in the footnotes to our financial statements in our Form 10-Q for the first quarter of fiscal 2017.

Management expects that the 2015 Restructuring activities will be substantially completed by the end of the second quarter of fiscal 2017 and we plan to confirm the completion date in our upcoming Form 10-Q for the fiscal second quarter of 2017. As such, we believe we will have sufficient information to provide

Jacobs Engineering Group Inc.

United States Securities and Exchange Commission

April 14, 2017

additional disclosures for each of major type of cost associated with these activities as requested in the Staff’s comment. Additionally, we will include in the MD&A of our future filings summarized results of the 2015 Restructuring, including our assessment of how the results of the restructuring align with management’s current expectations, and, if the anticipated savings are not going to be achieved as expected, we will disclose the reasons for the differences and the likely effects on future operating results and liquidity from these activities.

10. Income Taxes, page F-32

5.    Please more fully explain herein, or in Management’s Discussion and Analysis, the changes in the items that reconcile your statutory tax amount to your consolidated income tax expense. For example, we note that the tax differential on foreign earnings was a $38.8 million tax benefit in 2015 and an $11.3 million tax expense in 2016. However, your discussion of the $23.2 million nonrecurring benefit related to foreign currency loss in 2015 does not appear to fully explain the year over year difference. This difference should also be made in light of the fact that your foreign earnings significantly decreased from $146.6 million in 2015 to $80.6 million in 2016. Please also explain all other material changes and ensure that your discussion appropriately identifies the specific reconciling line items impacted by such change. In this regard, you do not indicate where the (i) $11.2 valuation allowance, (ii) $8.7 million benefit recorded upon the filing of a US amended tax return and (iii) $8.9 million expense charge related to the revaluation of deferred tax assets are reflected in the reconciliation.

RESPONSE:

In response to the Staff’s comments regarding the reconciliation of the Company’s statutory tax rate to consolidated income tax expense, we note that the increase in the “Tax differential on foreign earnings line” of our tax reconciliation footnote table in 2016 was due mainly to 1) higher net tax costs associated with repatriation of foreign earnings of $24.3 million in the current year, 2) the absence of a $23.1 million dollar nonrecurring benefit related to a 2015 foreign currency loss and 3) an $8.9 million adjustment in 2016 to foreign deferred tax assets in our U.K. operations due to statutory tax rate changes in the fiscal year. These increases were offset by $7.8 million in higher year over year net benefits related to valuation allowance releases on certain foreign net operating loss deferred tax assets.

Excluding the above-mentioned items, the benefit of local tax rates vs. U.S. federal statutory rates on our foreign earnings was approximately $20.2 million for 2016, down slightly by $1.8 million from the prior year. The effects from the notable reduction in our overall foreign earnings levels from 2015 to 2016 were offset by favorable geographic income mix changes in the current year.

Jacobs Engineering Group Inc.

United States Securities and Exchange Commission

April 14, 2017

See the below schedule that captures the above-mentioned items in tabular form:

	2016	2015	Change
U.S. tax cost of foreign earnings distributed	$33,855	$9,595	$24,260
Tax deductible foreign currency loss	—	(23,100)	23,100
Tax rate change on deferred tax assets	8,853	—	8,853
Benefit from foreign valuation allowance release	(11,182)	(3,372)	(7,810)

Subtotal (a)	31,526	(16,877)	48,403

Local vs. U.S. tax expense differential on foreign earnings:
At Local statutory tax rates	8,008	29,360	(21,352)
At U.S. statutory tax rates	28,197	51,321	(23,124)

Differential benefit (b)	(20,189)	(21,961)	1,772

Tax differential on foreign earnings - as reported ((a) + (b))	$11,337	$(38,838)	$50,175

In response to the Staff’s remaining questions regarding the reconciliation schedule line item location of 1) the $11.2 million valuation allowance benefit and 2) the $8.9 million tax charge for revaluation of deferred tax assets due to statutory tax rate changes, we note that these items were also included in the “Tax differential on foreign earnings” line of the footnote table and, as such, are included in the table above. Separately, the $8.7 million foreign tax credit benefit from filing the amended tax return was included in the “foreign tax credits” line of the reconciliation schedule provided in the Form 10-K footnote.

In response to the Staff’s comment, we will include in future filings further explanation of the changes in the items included in the reconciliation of the Company’s statutory tax amounts to the consolidated income tax expense.

15. Segment Reporting page F-40

6.    We note the disclosure of your four service categories on page 9. Please tell us your consideration of disclosing this information pursuant to the entity-wide disclosure requirements in ASC 280-10-50-40.

RESPONSE:

We will expand our disclosure regarding our four service categories in future filings in accordance with the entity-wide disclosure requirements in ASC 280-10-50-40. Specifically, we intend to include disclosure of revenue for each of our four services categories for each of our segments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 34

2016 Equity Awards, page 41

Jacobs Engineering Group Inc.

United States Securities and Exchange Commission

April 14, 2017

7.    We note that you award performance-based restricted stock units to each of your named executive officers, for performance based upon a TSR (total shareholder return) goal and either an EPS (earnings per share) growth goal or a net earnings growth goal. In future filings, please disclose your actual TSR rank and TSR performance multiplier achieved against the goal, including the TSR performance of the members of your industry peer group, and either the actual EPS growth rate and EPS performance multiplier, or net earnings growth rate and net earnings performance multiplier achieved against the goal, and how the actual awards are calculated. Please consider an illustrative example.

RESPONSE:

We will expand our disclosures in our future proxy statement filings to include the additional information regarding performance-based restricted stock units requested by the Staff, and will add illustrative examples, where appropriate, to assist readers in understanding how such awards are calculated.

Form 10-Q for the Period Ended December 30, 2016

8.     Please address the above comments to the extent necessary.

RESPONSE:

The Company has determined that the Staff’s comments numbered 3, 4, 5, and 6 above are applicable to disclosures in our Form 10-Q quarterly filings. We will address them as part of the preparation of our upcoming second quarter fiscal 2017 Form 10-Q and in subsequent quarterly filings as applicable.

Basis of Presentation, page 7

9.     We have the following comments on your use of incorrect translation rates for reporting U.S. Dollar value of goodwill held by foreign subsidiaries:

•	Please tell us the date you determined this error, clarify how this error arose, and identify the periods affected by this error;

•	Please clarify impact, if any, the correction of this error had on your reported $(287,524) foreign currency translation adjustment for the three months ended December 30, 2016;

•	Provide us with your sufficiently detailed SAB 99 materiality analysis to support how you determined that effected accounts were not quantitatively or qualitatively material to any of the affected periods; and

•	Tell us how the errors impacted the previous conclusions regarding disclosure controls and procedures and internal control over financial reporting.

RESPONSE:

Below are responses to each of the sub-bulleted items in the Staff’s comment:

•	Please tell us the date you determined this error, clarify how this error arose, and identify the periods affected by this error;

Jacobs Engineering Group Inc.

United States Securities and Exchange Commission

April 14, 2017

RESPONSE:

The error was identified during the preparation of the Form 10-Q for the first quarter of fiscal 2017. The error resulted from the incorrect translation of the Company’s non-U.S. goodwill balances from local currency to the U.S. Dollar reporting currency. It was determined that the Company had incorrectly used historical translation rates for the U.S. Dollar in place at the time of the Company’s recording of its foreign goodwill balances rather than using current translation rates at each balance sheet date in accordance with GAAP. The error dated back to the time of our initial reporting of non-US goodwill balances in the late 1990s and affected our historical quarterly and annual reporting periods through the first quarter of fiscal 2017.

•	Please clarify impact, if any, the correction of this error had on your reported $(287,524) foreign currency translation adjustment for the three months ended December 30, 2016;

RESPONSE:

As disclosed in Note 1 to the financial statements in our Form 10-Q for the first fiscal quarter of 2017, the $(209,922) (in thousands) misstatement in our goodwill balances as of September 30, 2016 was corrected in our first quarter of 2017 foreign currency translation adjustment; consequently, it was a direct component of the overall translation adjustment amount of $(287,524) that was reported for the three months ended December 30, 2016. We will further clarify this point in our subsequent filings.

•	Provide us with your sufficiently detailed SAB 99 materiality analysis to support how you determined that effected accounts were not quantitatively or qualitatively material to any of the affected periods; and

RESPONSE:

We considered the provisions of SAB 99 and ASC 250-10-S99-1, Accounting Changes and Error Corrections (“ASC 250”) in determining the quantitative and qualitative materiality of the error, with further commentary on each of these criteria provided below:

Quantitative analysis

The Company evaluated the quantitative impacts of this error on its consolidated financial statements for the fiscal years ended 2016, 2015, and 2014 as well as the first quarter of fiscal 2017, the periods presented in the most recent annual and quarterly filings. The error, which our analysis indicates grew significantly over the past two to three years, impacted goodwill, total other noncurrent assets, total assets, accumulated other comprehensive (loss) income and total stockholders’ equity. The error did not have an impact on the Company’s consolidated statements of earnings or cash flows, or earnings per share. See the table below for the quantitative analysis of the impact of this error and subsequent correction on the Company’s consolidated balance sheets.

From a quantitative perspective, the Company concluded that the impacts from this error and subsequent correction were not material relative to our consolidated balance sheets for the applicable periods. The Company also concluded that since the cumulative translation adjustment is not expected to impact earnings in the foreseeable future, the impact of the error related to comprehensive income should be evaluated primarily in relation to its impact on equity and the consolidated balance sheet rather than potential impacts to the consolidated statement of earnings.

Jacobs Engineering Group Inc.

United States Securities and Exchange Commission

April 14, 2017

The quantitative impacts of the adjustment to total assets and total equity related to the error are summarized in the table below:

% Change	As of September 30, 2016	As of October 2, 2015	As of September 26, 2014
Total Assets	-2.9%	-2.2%	-0.7%
Total Equity	-4.9%	-4.1%	-1.4%

Qualitative analysis

In accordance with the required SAB 99 qualitative criteria to be assessed in connection with the error, the Company considered the following:

a)	Whether fraud could have played a role in the occurrence of the error or if the error was associated with the concealment of unlawful transactions. In connection with its evaluation of the error, management confirmed that the error was not associated with fraudulent activity or related to the concealment of an unlawful transaction.

b)	Whether the error had an impact on executive compensation programs. The Company’s executive compensation programs do not include any metrics involving the affected balance sheet line items mentioned above for the affected periods.

c)	Whether the error had an impact on the Company’s financial covenants under its loan agreements. The Company has two primary financial covenant calculations associated with its long term debt facilities, which relate to net worth and leverage. Management determined that we were in compliance with the financial covenants both before and after correction of the error.

d)	Whether the error would have changed analysts’ or investors’ expectations of liquidity, solvency or other trends. As part of the Company’s assessment of this qualitative criteria item, management reviewed recent investment analyst reports related to the Company and held discussions with our Investor Relations group who indicated that the Company’s reported goodwill and related foreign currency translation adjustments have not historically been common measures of Company financial and operating performance utilized by investment analysts, as compared to performance measures such as operating results, earnings, EPS, cash flows, and backlog. Further, we reviewed transcripts of recent quarterly earnings calls, and we confirmed no questions were raised on such calls relating to our goodwill balances, including during our quarterly earnings webcast covering our results for the period in which the error was disclosed. The Company believes these findings support its conclusion that a reasonable investor would not view the error or the corrective changes thereto as having significantly altered the total mix of information available to them in regards to the Company’s operating performance, nor would the error have changed a reasonable analyst’s or investor’s expectations regarding the Company’s performance.

Jacobs Engineering Group Inc.

United States Securities and Exchange Commission

April 14, 2017

The Company reviewed the other qualitative criteria provided under SAB 99 and determined these additional criteria were not relevant for purposes of this qualitative evaluation of the materiality of the error.

Additionally, from a qualitative perspective, ASC 250 also provides that a change of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. Based on the factors noted and conclusions reached above under our SAB 99 analysis, the Company believes the correction of the error would not change a reasonable investor’s view of the reports containing the error.

As a result of both the quantitative and qualitative assessments of the error noted above, the Company believes that there are no factors of a quantitative and qualitative nature that would suggest a material impact from the goodwill error.

Finally, we note that management reviewed its materiality assessments and conclusions with the Company’s Audit Committee, which concurred with management’s conclusions.

•	Tell us how the errors impacted the previous conclusions regarding disclosure controls and procedures and internal control over financial reporting.

RESPONSE:

Management considered a number of factors in its assessment of the impacts of this error in connection with the Company’s disclosure controls and procedures and internal control over financial reporting as described below:

1)	Management performed a review of the Company’s currency translation procedures and controls in its GAAP financial statement consolidation processes after discovering the error. This review led management to conclude that the Company’s consolidated USD translation processes were being performed in accordance with GAAP for all accounts other than its non-U.S. goodwill balances.

2)	The error was determined to not be an intentional misstatement, but instead was viewed as a control deficiency resulting from the incorrect selection and usage of historical translation rates for these goodwill balances versus using current translation rates in accordance with GAAP.

Additionally, the Company evaluated the potential magnitude of possible further misstatement to determine whether there was a reasonable possibility that a material error would not have been detected. As part of this determination, analysis of the potential range of possible misstatement was evaluated in a timeline context whereby fluctuations in exchange rates were traced as of the end of each of the last ten fiscal years. In connection with this, we noted that, as of the end of each of the last ten fiscal years, goodwill balances denominated in the British Pound and the Euro constituted the largest percentage of non-USD denominated goodwill. We noted further that a high level of USD exchange rate volatility in the global currency markets occurred in the first half of calendar year 2016 that would have impacted the goodwill balances using current translation rates, particularly in the British Pound and the Euro. As a result of these observations, management accumulated historical exchange rate information on USD exchange rates with the British Pound and the Euro, which can be seen in the table below:

As of fiscal year end	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
GBP-USD	2.02	1.84	1.59	1.57	1.56	1.63	1.61	1.63	1.51	1.3
Euro-USD	1.42	1.46	1.46	1.37	1.36	1.29	1.35	1.27	1.12	1.12

Jacobs Engineering Group Inc.

United States Securities and Exchange Commission

April 14, 2017

As can be seen in this table, the British Pound and Euro exchange rates have shown exceptional volatility over the past two years, due in large part to the uncertainty surrounding the U.K.’s exit from the E.U and overall weakening of European economic conditions. The other period during which these exchange rates experienced high levels of volatility that would have the potential for a large impact on our goodwill balance was during the global financial crisis of 2008 and 2009. However, as of the end of fiscal 2008 and fiscal 2009, the Company’s total non-USD denominated goodwill balances were approximately $285 million and $289 million, respectively, which mitigated the impact of the currency fluctuations as compared to approximately $1.1 billion at the end of fiscal 2016, which increased over time due to acquisitions.

Based on the above, the Company believes the potential for misstatement in its financial statements was at a peak level in the 2014 - early 2017 timeframe the error was identified and corrected. This conclusion was based on the fact that the absolute level of its non-USD goodwill balances had reached their highest levels and this combined with the relatively high volatility of USD translation rates notably in the British Pound and Euro, in that timeframe as compared to corresponding exchange rates for those currencies for each of the end of the preceding ten fiscal years. Consequently, management believes that our SAB 99 analysis showing the impact of the error to be immaterial on a quantitative and qualitative basis to our consolidated financial statements for the fiscal years 2016, 2015, and 2014 as well as for the first quarter of fiscal year 2017 supports the conclusion that further potential misstatement of a material amount would have been unlikely. The qualitative factors highlighted in the SAB 99 analysis were also considered from an internal control perspective, with these factors not contributing additional weight towards a material weakness in the opinion of management.

Additionally, as part of our evaluation of the error’s impact on our assessment of the Company’s internal controls over financial reporting, management considered additional potential indicators of a material weakness in internal controls when evaluating whether the control deficiency arising from the goodwill error is a material weakness in accordance with paragraph 69 of the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 5, An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements. These indicators, and our respective assessments of each, are provided below:

•	Does the error indicate fraud, whether or not material, on the part of senior management? – It was determined that the error and deficiency were not the result of fraud.

•	Does the error result in the restatement of previously issued financial statements to reflect the correction of a material misstatement due to fraud or error? – As set forth in the summary of the SAB 99 analysis above, the Company determined that restatement of its previously filed financial statements was not required, and the Company disclosed the adjustment as an immaterial error correction in the Form 10-Q filing for the first quarter of fiscal year 2017.

Jacobs Engineering Group Inc.

United States Securities and Exchange Commission

April 14, 2017

•	Does the error result in the identification by the auditor of a material misstatement of the financial statements under audit in circumstances that indicate that the misstatement would not have been detected by the entity’s internal control structure? – As set forth in the summary of its SAB 99 analysis above, the error was deemed not material. The Company and our auditor concluded that it was a significant deficiency.

•	Does the error indicate ineffective oversight of the entity’s financial reporting and internal control by those charged with governance? – The Company tests its recorded goodwill on an annual basis, the results of which are shared with senior management of the Company and the Audit Committee. Further, senior management of the Company reviews and receives approval for its quarterly and annual financial statements on each Form 10-Q and Form 10-K prior to filing. Accordingly, based on this and that the Company’s foreign currency translation controls were functioning properly for all accounts other than its non-U.S. goodwill balances, management believes this error is not indicative of ineffective oversight of the Company’s financial reporting and internal controls by those charged with governance.

Based on our review of the provisions of paragraph 69 of PCAOB Auditing Standard No. 5, management believes none of these criteria are met with respect to being indicators of a material weakness when evaluating the control deficiency arising from the goodwill error.

In summary, based on management’s evaluation of the goodwill error and the various criteria noted above, management believes that the error did not give rise to a material weakness in our overall internal control over financial reporting structure based on 1) the quantitative and qualitative immateriality of the actual error, 2) the fact that the Company’s foreign currency translation controls were functioning properly for all accounts other than non-U.S. goodwill and the lack of reasonable likelihood of the error reaching a material magnitude, and 3) the lack of indication of ineffective disclosure and financial reporting oversight controls. The Company also concluded that its disclosure controls and procedures were effective for the periods affected by the error. Notwithstanding this, the deficiency was determined to be at a level of consequence and impact warranting classification as a significant deficiency by management. Accordingly, the Company has put in place corrective procedures and additional controls which we believe will result in remediation of the deficiency during the second quarter of fiscal 2017. The Company has concluded that such corrective procedures and additional controls have not materially affected, and are not likely to materially affect, its internal control over financial reporting.

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We hope this response has addressed all of Staff’s comments. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

JACOBS ENGINEERING GROUP INC.

By:	/s/ Kevin C. Berryman
Kevin C. Berryman
Chief Financial Officer

Jacobs Engineering Group Inc.